Exhibit (12)

PITNEY BOWES INC.
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES (1)

	Three Months Ended		Nine Months Ended
	September 30,		September 30,
	2007	2006	2007	2006
Income from continuing operations before
income taxes and minority interest	$207,374	$225,445	$678,375	$659,374
Add:
Interest expense	65,181	59,525	190,223	171,718
Portion of rents representative
of the interest factor	12,289	11,694	35,627	35,143
Amortization of capitalized
interest	429	243	1,287	729
Income as adjusted	$285,273	$296,907	$905,512	$866,964
Fixed charges:
Interest expense	$65,181	$59,525	$ 190,223	$171,718
Portion of rents representative
of the interest factor	12,289	11,694	35,627	35,143
Minority interest, excluding taxes, in the
income of subsidiary with fixed charges	7,518	5,569	22,018	15,700
Total fixed charges	$84,988	$76,788	$247,868	$222,561
Ratio of earnings to fixed charges	3.36	3.87	3.65	3.90

(1)	The computation of the ratio of earnings to fixed charges has been computed by dividing income from continuing operations before income taxes and minority interest as adjusted by fixed charges. Included in fixed charges is one-third of rental expense as the representative portion of interest.

36